UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 18, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 038, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-4355660
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks 038, LLC (the “Company”) in its Current Report on Form 1-U as filed with the SEC on March 16, 2023, on March 14, 2023, Level & Co. Gallery, LLC, on behalf of the Company and the Gallery Segregated Portfolio of Masterworks Cayman, SPC, entered into a Seller’s Agreement and certain terms and conditions of sale (collectively, the “Agreement”) with Christie’s Inc. (“Christie’s”) whereby the Company agreed with Christie’s to auction the painting created by Yayoi Kusama and owned by the Company (the “Artwork”) at Christie’s 21st Century Evening Sale held on May 15, 2023. Pursuant to the Agreement, Christie’s agreed to pay the Company a percentage of the proceeds of the sale of the Artwork at the auction, and agreed that irrespective of the outcome of the auction, the Company will receive at least a minimum guaranteed amount (the “Guaranteed Amount”) as agreed upon between the Company and Christie’s, provided, however, Christie’s payment obligations are subject to customary conditions for transactions of this kind. A copy of the Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on March 16, 2023.

On May 15, 2023, the Artwork was sold to an unaffiliated buyer, and pursuant to the Agreement, the Company will receive the Guaranteed Amount.

Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Artwork to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record. The timing of the distribution is uncertain and will depend on the timing of our receipt of payment, which is currently expected to occur in the third fiscal quarter of 2023. Title of the Artwork shall pass to the buyer only after payment in full of the Guaranteed Amount, after which the Company will make the distribution and commence the process of winding up and dissolving in accordance with its Second Amended and Restated Operating Agreement.

Also on May 15, 2023, Masterworks Gallery, LLC, as sole initial member of the Company, entered into a Second Amended and Restated Limited Liability Company Operating Agreement of the Company, which amends and replaces that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated January 25, 2021 to reflect certain changes relating to the repurchase and redemption of Class A ordinary shares by the Company upon the sale of the Artwork. A copy of the Second Amended and Restated Limited Liability Company Operating Agreement of the Company is attached to this Form 1-U as Exhibit 2.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Form of Second Amended and Restated Limited Liability Company Operating Agreement
6.1	Seller’s Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on March 16, 2023)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 038, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: May 18, 2023